UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 0-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

CONTENTS

Quarterly Results of Operations

On November 20, 2025, Formula Systems (1985) Ltd. (“we” or “us”) announced our financial results for the third quarter and nine-months period ended September 30, 2025.  A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Exhibits

Exhibit No.	Title of Exhibit
99.1	Formula Systems Reports Third Quarter and Nine-Months Period Ended September 30, 2025 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Asaf Berenstin
	Name:	Asaf Berenstin
	Title:	Chief Financial Officer
	Date:	November 20, 2025

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Formula Systems Reports Third Quarter and Nine-Months Period Ended September 30, 2025 Financial Results

3